Exhibit 4.7

CONSENT, WAIVER AND FOURTH AMENDMENT TO CREDIT AGREEMENT

This CONSENT, WAIVER AND FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of October 31, 2023 (the “Amendment Effective Date”), is entered into by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5 (the “Borrower”), the lenders party hereto (the “Lenders”), and Wilmington Savings Fund Society, FSB, as administrative agent (in such capacity, the “Administrative Agent”).

RECITALS

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to a Credit Agreement dated as of February 1, 2022 (as amended by that certain First Amendment to Credit Agreement, dated as of September 13, 2022, as further amended by that certain Waiver and Second Amendment to Credit Agreement, dated as of April 23, 2023, as further amended by that certain Consent, Waiver and Third Amendment to Credit Agreement, dated June 2, 2023 and as further amended, restated or modified from time to time to date, the “Existing Credit Agreement”);

WHEREAS, the Borrower wishes to consummate the MDA Sale Transactions;

WHEREAS, pursuant to Section 6.14 of the Existing Credit Agreement, the Borrower is required to obtain the prior written consent of the Lenders (which consent shall not be unreasonably withheld or delayed) to enter into, amend or permit any amendments to, or terminate or waive any provision of the LOI, the Pre-Purchase Agreement, the MDA Security Documents, and the Definitive Agreements (as defined in the LOI) (the “MDA Requirement”);

WHEREAS, an Event of Default has occurred and is continuing as a result of the Borrower entering into that certain Share Purchase Agreement, dated August 30, 2023, by and between MDA Space Robotics Limited and Borrower in violation of the MDA Requirement (the “Specified Default”);

WHEREAS, the Borrower has requested that the Lenders (i) provide their consent with respect to the Definitive Agreements (as defined in the LOI), (ii) waive the Specified Default, and (iii) make certain amendments to the Existing Credit Agreement; and

WHEREAS, the Administrative Agent and the Lenders party hereto, who constitute the Required Lenders, have agreed to (i) consent to the Definitive Agreements (as defined in the LOI), (ii) waive the Specified Default, and (iii) make certain amendments to the Existing Credit Agreement, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1          Definitions; Interpretation.

(a)          Defined Terms.  All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Credit Agreement.

(b)          Interpretation.  The rules of interpretation set forth in Section 1.02 and Section 1.03 of the Existing Credit Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2          Consents and Waiver.

(a)          Subject to the conditions set forth herein (including the occurrence of the conditions in Section 4 of this Amendment), the Lenders hereby approve of the Definitive Agreements (as defined in the LOI), and the execution and delivery of this Amendment shall evidence the written approval of the Definitive Agreements by the Lenders to the Administrative Agent.

(b)          Effective upon the Amendment Effective Date, the Administrative Agent and the Lenders party hereto hereby waive the Specified Default.  The waiver in this Section 2 shall be effective only in this specific instance and for the specific purposes set forth herein and does not allow for any other or further departure from the terms and conditions of the Amended Credit Agreement (as defined below) or any other Loan Document, which terms and conditions shall continue in full force and effect.

SECTION 3          Amendments to the Existing Credit Agreement.  Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment:

(a)          Section 5.01(k) of the Existing Credit Agreement is amended to add the words “Prior to the consummation of the MDA Sale Transactions” prior to the words “by 5:00 pm”;

(b)          Article VII of the Existing Credit Agreement is amended by: (i) deleting the word “or” from clause (l) thereof, (ii) adding the word “or” at the end of clause (m) thereof and (iii) adding new clause (n) thereto as follows:

“(n)          (i) any material breach of, or “Event of Default” or similar event under, any Definitive Agreement (as defined in the LOI) or any MDA Security Document shall occur, or (ii) any event or condition occurs (x) that results in any of the obligations under any Definitive Agreement (as defined in the LOI) or any MDA Security Document becoming due prior to its scheduled maturity or (y) that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such obligations or any trustee or agent on its or their behalf to cause such obligations to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;” and

(c)            Section 5(b) of the Third Amendment is hereby deleted.

SECTION 4          Conditions of Effectiveness.  The effectiveness of Section 2 and Section 3 of this Amendment shall be subject to the satisfaction of each of the following conditions precedent:

(a)          Amendment.  The Administrative Agent shall have received this Amendment, executed by the Administrative Agent, the Lenders and the Borrower.

(b)         Acknowledgement and Reaffirmation and Supplemental Documents.  The Administrative Agent shall have received an Acknowledgement and Reaffirmation dated as of the Amendment Effective Date, executed by each Subsidiary Guarantor, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders.  The Administrative Agent shall have received (i) the First Supplement to Grant of Security Interest in Patent Rights, executed by the Administrative Agent, Satixfy Israel and SatixFy UK Limited, (ii) the Security Agreement Supplement, executed by the Administrative Agent and the Loan Parties, (iii) the First Amendment to SatixFy Israel Debenture (Fixed Charge), executed by Satixfy Israel and the Administrative Agent, and (iv) the First Amendment to SatixFy Israel Debenture (Floating Charge), executed by Satixfy Israel and the Administrative Agent.

(c)          Registration Forms.  The Administrative Agent shall have received the registration forms required by the Israeli Registrar of Companies (“Forms 10”) in respect of the documents listed in Sections 4(b)(i) through (iv) and all other documents and forms required in order to register the First Amendment to SatixFy Israel Debenture (Fixed Charge) at the Israeli Registry of Patents, in each case in form and substance satisfactory to the Administrative Agent and the Required Lenders.

(d)          Closing Certificate.  The Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower dated the Amendment Effective Date (i) certifying as to the matters set forth in Section 4(e) of this Amendment, (ii) attaching true and correct copies of the Definitive Agreements and the MDA Security Documents (in each case other than the LOI and the Pre-Purchase Agreement), duly executed by all parties thereto, and (iii) a copy of the resolutions of the Board of Directors of the Borrower and Satixfy Israel, in each case of this clause (iii), approving and authorizing the execution, delivery and performance of this Amendment and evidencing that the signator(ies) to the Loan Documents executed by the Borrower and Satixfy Israel in connection with this Amendment, including, without limitation, the documents described in Section 4 hereof, were authorized to do the same, in form and substance satisfactory to the Administrative Agent and the Required Lenders.

(e)          Representations and Warranties; No Default.  Immediately after giving effect to this Amendment:

(i)          the representations and warranties contained in Article III of the Existing Credit Agreement (as amended by this Amendment, the “Amended Credit Agreement”) and the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true and correct in all respects), except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations or warranties shall be true and correct in all material respects as of such earlier date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true, correct and complete in all respects as of such earlier date); and

(ii)          there exists no Default or Event of Default.

(f)          Costs and Expenses.  The Borrower shall have paid in immediately available funds, all costs and expenses of the Administrative Agent and the Lenders party hereto, and the fees and disbursements of counsel to the Administrative Agent and the Lenders party hereto, in each case pursuant to Section 9.03(a) of the Amended Credit Agreement.

SECTION 5          Post-Closing.

(a)          Within one (1) Business Day of the Amendment Effective Date, the Borrower shall, or shall have caused to be delivered to the Administrative Agent that certain Notice, delivered by SatixFy UK Limited to the Administrative Agent and acknowledged by MDA Digital Communications Ltd. (f/k/a SatixFy Space Systems UK Limited), MDA Ltd., and MacDonald, Dettwiler and Associations Corporation.

(b)          Within five (5) Business Days of the Amendment Effective Date, the Borrower shall have delivered to Herzog, Fox & Neeman original signature pages to (i) the documents listed in Section 4(b)(i) and (ii) above and (ii) the Forms 10 and the other documents described in Section 4(c) above.

(c)           By December 31, 2023, the Borrower shall have delivered to the Required Lenders a business plan for the Borrower’s fiscal year 2024 that (i) has been approved by the Borrower’s Board of Directors, (ii) is consistent with the Borrower’s focus on the core development of Products (as defined in the LOI), and (iii) is reasonably satisfactory to the Lenders.

(d)          Notwithstanding anything herein or in any other Loan Document to the contrary, the failure of the Borrower to satisfy any of the obligations in this Section 5 within the time period set forth herein shall automatically result in an Event of Default (unless such time period is extended by the Administrative Agent in its sole discretion at the request of the Required Lenders).

SECTION 6          Miscellaneous.

(a)          Loan Documents Otherwise Not Affected; Reaffirmation.  Except as expressly amended pursuant hereto or referenced herein, the Existing Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects.  The Lenders’ and the Administrative Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future.  The Borrower hereby reaffirms the grant of security under Section 3 of the Security Agreement and any other applicable Security Document and hereby reaffirms that such grants of security in the Collateral secures all Secured Obligations (as defined in the Security Agreement) under the Amended Credit Agreement and the other Loan Documents.

(b)          Conditions.  For purposes of determining compliance with the conditions specified in Section 4, each Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Amendment Effective Date specifying its objection thereto.  The Lenders signatory to this Amendment constitute Required Lenders for all purposes of this Amendment.

(c)          Release.  In consideration of the agreements of Administrative Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, on behalf of itself, the other Loan Parties and its and their successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Administrative Agent and each Lender, and its and their successors and assigns, and its and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Administrative Agent, the Lender and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set‑off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which the Borrower, any other Loan Party or any of its or their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Existing Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto (collectively, the “Released Claims”).  The Borrower understands, acknowledges and agrees that the release set forth above (the “Release”) may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.  The Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.  Without the generality of the foregoing, the Borrower hereby waives the provisions of any statute or doctrine that prevents a general release from extending to claims unknown by the releasing party.  The Borrower acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Claims.  The Borrower acknowledges that the Release constitutes a material inducement to Administrative Agent and the Lenders to enter into this Amendment and that Administrative Agent and the Lenders would not have done so but for Administrative Agent’s and the Lenders’ expectation that the Release is valid and enforceable in all events.  Notwithstanding the foregoing Section 6(c), nothing in this Amendment is intended to, and shall not, release the Borrower’s rights and obligations under this Amendment or bar the Borrower from seeking to enforce or effectuate this Amendment.

(d)          No Reliance.  The Borrower hereby acknowledges and confirms to the Administrative Agent and the Lenders that it is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(e)          Binding Effect.  This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(f)          Governing Law.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

(g)          Submission to Jurisdiction; Waiver of Venue; Service of Process; Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably and unconditionally agrees that Sections 9.09(b), 9.09(c), 9.09(d) and 9.10 of the Existing Credit Agreement are incorporated herein mutatis mutandis.

(h)          Headings and Recitals.  Section and Subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.  The recitals set forth at the beginning of this Amendment are true and correct, and such recitals are incorporated into and are a part of this Amendment.

(i)          Complete Agreement; Amendments.  This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter.  All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(j)          Severability of Provisions.  Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(k)         Counterparts.  This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment.  Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(l)           Loan Documents. This Amendment and the documents related thereto shall constitute Loan Documents.

(m)         Electronic Execution of Certain Other Documents.  The words “execution,” “execute”, “signed,” “signature,” and words of like import in this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Balance of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, as of the date first above written.

SATIXFY COMMUNICATIONS LTD,
as Borrower

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title:

By:	/s/ Oren Harari
Name: Oren Harari
Title:

[Signature Page to Consent, Waiver and Fourth Amendment to Credit Agreement]

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:	/s/ Raye Goldsborough
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender
By: FP Credit Partners GP II, L.P. Its: General Partner By: FP Credit Partners GP II Management, LLC Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

[Signature Page to Consent, Waiver and Fourth Amendment to Credit Agreement]

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender
By: FP Credit Partners GP II, L.P. Its: General Partner
By: FP Credit Partners GP II Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

FP CREDIT PARTNERS AIV, L.P.,
as a Lender
By: FP Credit Partners GP, L.P. Its: General Partner
By: FP Credit Partners GP Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent, Waiver and Fourth Amendment to Credit Agreement]

FP CREDIT PARTNERS PHOENIX AIV, L.P.,
as a Lender
By: FP Credit Partners GP, L.P. Its: General Partner
By: FP Credit Partners GP Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent, Waiver and Fourth Amendment to Credit Agreement]

ACKNOWLEDGMENT AND REAFFIRMATION

[_], 2023

By its execution hereof, each Subsidiary Guarantor hereby expressly (a) represents and warrants that (i) it has the corporate or limited liability company, as applicable, power and authority to execute, deliver and perform this Acknowledgment and Reaffirmation, (ii) it has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Acknowledgment and Reaffirmation, (iii) this Acknowledgment and Reaffirmation has been duly executed and delivered on behalf of such Subsidiary Guarantor, and (iv) this Acknowledgment and Reaffirmation constitutes a legal, valid and binding obligation of such Subsidiary Guarantor, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law), (b) consents to the Consent, Waiver and Fourth Amendment to Credit Agreement dated as of the date hereof, by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent for the lenders (the “Amendment”; all capitalized undefined terms used herein shall have the meanings assigned in the Amendment and if not defined in the Amendment, shall have the meanings assigned thereto in the Amended Credit Agreement (as defined in the Amendment)) and (c) acknowledges that the covenants, representations, warranties and other obligations set forth in the Amended Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect.  In furtherance of the foregoing, each Subsidiary Guarantor (i) affirms that each of the Liens granted in or pursuant to the Security Documents are valid and subsisting, (ii) agrees that the Agreement shall in no manner impair or otherwise adversely affect any of the Liens granted in or pursuant to the Security Documents, (iii) reaffirms its guarantee of the Guaranteed Obligations, as set forth in that certain Guaranty dated as of February 1, 2022 and (iv) irrevocably and unconditionally agrees that Sections 6(c), (f) and (g) of the Amendment are incorporated herein mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title: